                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934

                                    MESA Inc.
                                  ------------
                                (Name of issuer)


                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of class of securities)


                                    590911103
                                 --------------
                                 (CUSIP number)


Dennis R. Washington                             Dorn Parkinson
c/o Washington Corporations                      c/o Washington Corporations
101 International Way                            101 International Way
Missoula, Montana 59802                          Missoula, Montana  59807
(406) 523-1300                                   (406) 523-1300

                        Joel L. Reed
                        Batchelder & Partners, Inc.
                        4330 La Jolla Village Drive, Suite 200
                        San Diego, California 92122
                        (619) 456-6655
                 ----------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                         San Francisco, California 94111
                                 (415) 391-0600


                                  June 25, 1996
               --------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement: / /


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                                  SCHEDULE 13D

- -------------------------                             --------------------------
CUSIP No. 590911103                                   Page 2 of 6 Pages
- -------------------------                             --------------------------

- --------------------------------------------------------------------------------
1.    Name of Reporting Person

               DENNIS R. WASHINGTON
- --------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                 (a) /x/
                                                                       (b) / /
- --------------------------------------------------------------------------------
3.    SEC Use Only

- --------------------------------------------------------------------------------
4.    Source of Funds

               PF

- --------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                 / /
- --------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

               UNITED STATES OF AMERICA
- --------------------------------------------------------------------------------

               7.    Sole Voting Power

                            2,884,300 SHARES OF COMMON STOCK

               -----------------------------------------------------------------

Number of       8.   Shared Voting Power
Shares
Beneficially                -0- SHARES OF COMMON STOCK
Owned By
Each           -----------------------------------------------------------------
Reporting
Person          9.   Sole Dispositive Power
With
                            2,884,300 SHARES OF COMMON STOCK

               -----------------------------------------------------------------

               10.   Shared Dispositive Power

                            -0- SHARES OF COMMON STOCK

- --------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

               2,884,300 SHARES OF COMMON STOCK

- --------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
- --------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

               4.5%

- --------------------------------------------------------------------------------
14.   Type of Reporting Person

               IN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- -------------------------                             --------------------------
CUSIP No. 590911103                                   Page 3 of 6 Pages
- -------------------------                             --------------------------

- --------------------------------------------------------------------------------
1.    Name of Reporting Person

                  JOEL L. REED
- --------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                 (a) /x/
                                                                       (b) / /
- --------------------------------------------------------------------------------
3.    SEC Use Only

- --------------------------------------------------------------------------------
4.    Source of Funds

               N/A

- --------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                 / /
- --------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

               UNITED STATES OF AMERICA
- --------------------------------------------------------------------------------

               7.    Sole Voting Power

                            -0- SHARES OF COMMON STOCK

               -----------------------------------------------------------------

Number of       8.   Shared Voting Power
Shares
Beneficially                -0- SHARES OF COMMON STOCK
Owned By
Each           -----------------------------------------------------------------
Reporting
Person          9.   Sole Dispositive Power
With
                            -0- SHARES OF COMMON STOCK

               -----------------------------------------------------------------

               10.   Shared Dispositive Power

                            -0- SHARES OF COMMON STOCK

- --------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

               -0- SHARES OF COMMON STOCK

- --------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
- --------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

               0%

- --------------------------------------------------------------------------------
14.   Type of Reporting Person

               IN
- --------------------------------------------------------------------------------


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
                                  SCHEDULE 13D

- -------------------------                             --------------------------
CUSIP No. 590911103                                   Page 4 of 6 Pages
- -------------------------                             --------------------------

- --------------------------------------------------------------------------------
1.    Name of Reporting Person

                  DORN PARKINSON
- --------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                 (a) /x/
                                                                       (b) / /
- --------------------------------------------------------------------------------
3.    SEC Use Only

- --------------------------------------------------------------------------------
4.    Source of Funds

               N/A

- --------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                 / /
- --------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

               UNITED STATES OF AMERICA
- --------------------------------------------------------------------------------

               7.    Sole Voting Power

                            -0- SHARES OF COMMON STOCK (SEE ITEM 5)

               -----------------------------------------------------------------

Number of       8.   Shared Voting Power
Shares
Beneficially                -0- SHARES OF COMMON STOCK (SEE ITEM 5)
Owned By
Each           -----------------------------------------------------------------
Reporting
Person          9.   Sole Dispositive Power
With
                            -0- SHARES OF COMMON STOCK (SEE ITEM 5)

               -----------------------------------------------------------------

               10.   Shared Dispositive Power

                            -0- SHARES OF COMMON STOCK (SEE ITEM 5)

- --------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

               -0- SHARES OF COMMON STOCK (SEE ITEM 5)

- --------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
- --------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

               0%

- --------------------------------------------------------------------------------
14.   Type of Reporting Person

               IN
- --------------------------------------------------------------------------------



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         This Amendment No. 9 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed June 29, 1995, as amended (the "Schedule 13D"), relating to shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of MESA Inc., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:


         On or about May 28, 1996 the Company mailed a proxy statement (the "Proxy Statement") to the Company's shareholders in connection with the solicitation of proxies by the Company's Board of Directors for use at its Special Meeting of Shareholders on June 25, 1996 (the "Special Meeting"). At the Special Meeting, holders of the Shares approved a series of transactions (the "Recapitalization"), which includes the proposed sale of a minimum of approximately 58.8 million shares and a maximum of approximately 117.3 million shares, subject to adjustment, of Series B 8% Cumulative Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Company to DNR-MESA Holdings, L.P., a Texas limited partnership ("DNR"), pursuant to a Stock Purchase Agreement dated April 26, 1996, between the Company and DNR (the "Stock Purchase Agreement"). According to the Proxy Statement, pursuant to the Recapitalization, the Company intends, among other things, to repay and/or refinance substantially all of its outstanding indebtedness (the "Debt Refinancing"). The date on which the Preferred Stock will be sold and the Debt Refinancing will be completed is referred to herein as the First Closing Date. The Company has informed the Reporting Persons that it is anticipated that the First Closing Date will occur on July 2, 1996.


         By letters dated June 25, 1996, in light of the approval of the Recapitalization by the Company's shareholders, Mr. Parkinson and Mr. Reed each notified the Company of his resignation from the Company's Board of Directors, effective as of the First Closing Date.


         As disclosed in Amendment No. 8 to the Schedule 13D, by letter dated May 10, 1996 (the "Notice"), Mr. Washington notified the Company that he wished to nominate seven candidates for election as directors at the 1996 Annual Meeting of Shareholders of the Company (the "Annual Meeting") and of his intent to cumulate votes in the election of directors at the Annual Meeting. By letter dated June 25, 1996, in light of the approval of the Recapitalization by the Company's shareholders, Mr. Washington notified the Company that, effective as of the First Closing Date, the Notice with respect to his desire to nominate directors at the Annual Meeting would be withdrawn and Mr. Washington will not be seeking to nominate directors at the Annual Meeting.


Item 5.  Interest in Securities of the Issuer

         Item 5 to the Schedule 13D is hereby amended in pertinent part, as follows:

         (a)-(b) As of the close of business on June 25, 1996, Mr. Washington directly owned in the aggregate 2,884,300 Shares, which represent approximately 4.5% of the 64,050,009 Shares outstanding at



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April 30, 1996, as reported in the Proxy Statement. Mr. Washington has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which he owns directly.


           As of the close of business on June 25, 1996, Mr. Parkinson did not directly or indirectly own any Shares.


           As of the close of business on June 25, 1996, Mr. Reed did not directly or indirectly own any Shares.


           (c) On June 21, 1996, Mr. Parkinson's minor son sold 3,800 Shares owned by him for $5.25 per share (excluding commissions) on the New York Stock Exchange. Mr. Parkinson may be deemed to have shared the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which his son owned, but disclaims beneficial ownership of such Shares.


           On June 25, 1996, Mr. Washington sold 615,700 Shares owned by him for $5.375 per share (excluding commissions) on the New York Stock Exchange.


           Within the past 60 days, none of the Reporting Persons has otherwise engaged in any transaction in any Shares.

           (d) Not applicable.


           (e) On June 25, 1996, Mr. Washington, and as a result, each of Messrs. Parkinson and Reed, ceased to be the beneficial owner of more than five percent of the Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           See Item 4 above.

Item 7.    Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated October 5, 1995 (incorporated by reference to Amendment No. 6 to this Schedule 13D filed October 5,
           1995).


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                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 1996

                                               /s/ Dennis R. Washington
                                            ----------------------------
                                            Dennis R. Washington


                                               /s/ Dorn Parkinson
                                            ----------------------------
                                            Dorn Parkinson


                                               /s/ Joel L. Reed
                                            ----------------------------
                                            Joel L. Reed




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                                  EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement dated October 5, 1995 (incorporated by reference to Amendment No. 6 to this Schedule 13D filed October 5,
           1995).

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